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WRITER’S DIRECT LINE

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037203-0104

July 9, 2007

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc. Registration Statement on Form S-3 Amendment No. 2 filed June 1, 2007 File Number 333-141626

Dear Mr. Riedler:

We are engaged as securities counsel to Accentia Biopharmaceuticals, Inc. (the “Company”). This letter is being written on behalf of the Company in response to your letter dated June 18, 2007 to the Company, regarding Amendment No. 2 to the Form S-3 filed on June 1, 2007. Please be advised that the Company is in receipt of your letter, and set forth below is the Company’s response to the comment set forth in such letter. For your convenience, the full text of your comment is set forth below, and the Company’s response to the comment directly follows the applicable text.

General

1.	We note your response to our comment. However, given the number of shares being registered and the large percentage being registered on behalf of Midsummer Investment Ltd. and the Whitebox family of funds, we have determined that this is a primary offering and all the selling shareholders must be identified as underwriters. Alternatively, you may reduce the number of shares registered on behalf of Midsummer Investment Ltd. and the Whitebox funds.

RESPONSE: In response to this comment, the Company has filed Amendment No. 3 to the Form S-3 (“Amendment No. 3”). In Amendment No. 3, the Company has reduced the number of shares registered on behalf of Midsummer Investment Ltd. to 1,791,516 shares, which is equal to 9.99% of the number of outstanding shares held by non-affiliates of the Company as of March 28, 2007 (the date on which the Registration Statement was initially filed). In addition, the Company has also reduced the number of shares registered on behalf of the Whitebox family of funds to an aggregate of 1,791,516 shares among all such funds participating in the offering. Based on discussions with the Staff, we understand that this reduction will cause the offering to not be considered a primary offering by the Company.

Securities and Exchange Commission

July 9, 2007

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing response.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely